January 9, 2015

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Senomyx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 13, 2014
File No. 0-50791

Dear Ms. Blye,

On behalf of Senomyx, Inc. (the “Company”), I hereby submit the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 31, 2014.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response.

General

1.

You state on page 26 of the 10-K that 55% of your total revenues during 2013 were derived from PepsiCo. In a 2013 letter to the staff, PepsiCo states that it sells or distributes products in Cuba, Sudan and Syria.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through partners, customers, collaborators or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Consistent with all U.S. economic sanctions and export laws and regulations, the Company has never provided any services, products, information or technology to Cuba, Sudan or Syria. The Company has not had and does not have any agreements or arrangements with the governments of Cuba, Sudan or Syria or with entities that such governments control. The Company has not knowingly provided, does not currently provide, and does not intend in the future to provide, products, services, information or technology, directly or indirectly, to Cuba, Sudan or Syria.

The Company licenses rights to its flavor ingredients to its collaborators and sells flavor ingredients to its customers. The Company’s collaborators and customers, in turn, incorporate the Company’s flavor ingredients into food and beverage products. It is possible, that through indirect channels, food and beverage products containing the Company’s flavor ingredients will be sold and distributed in Cuba, Sudan and Syria. However, the Company’s agreements with its collaborators, customers and partners, including PepsiCo, Inc., contain express terms and conditions that require the Company’s business partners to comply fully with applicable laws, including U.S. economic sanctions and export laws and regulations.

With regard to PepsiCo, all of the Company’s revenues that it has received to date from PepsiCo have been generated from the Company’s receipt of research and development funding, and the achievement of research and development milestones. The Company’s revenues have not originated from the distribution and sale of PepsiCo products incorporating the Company’s flavor ingredients.

2.

Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

The Company has analyzed its activities, if any, involving Cuba, Sudan and Syria from both a qualitative and quantitative standpoint, and, for the reasons discussed in this letter, the Company does not believe that those activities, if any, pose a material risk to its investors from either a quantitative or qualitative standpoint. In addition, the Company does not believe that a reasonable investor would deem additional information about the Company’s activities relating to Cuba, Sudan or Syria important in making an investment decision with respect to the Company’s securities. Accordingly, the Company has not included such information in its periodic filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if the Company can provide any further information or assistance to facilitate the Staff’s review. Please direct any further comments or questions regarding this letter response to me at (858) 646-8444.

Sincerely,

Senomyx, Inc.

/s/Catherine C. Lee
Vice President, General Counsel and
Corporate Secretary

cc:	John Poyhonen, Chie Executive Officer
Antony Rogers, SVP and Chief Financial Officer
Thomas A. Coll, Cooley LLP
Charles J. Bair, Cooley LLP